Exhibit 99.2

Financial Statements as of and for the three years

ended December 31, 2011

Crown Imports LLC

Table of Contents

Page(s)
Report of Independent Auditors	1

Financial Statements

Balance Sheets	2

Statements of Income	3

Statements of Changes in Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-13

Report of Independent Auditors

To the Board of Directors and Members of

Crown Imports LLC

In our opinion, the accompanying balance sheets and the related statements of income, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Crown Imports LLC (a limited liability company) at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 20, 2012

Crown Imports LLC

Balance Sheets

As of December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
Assets
Current assets
Cash and cash equivalents	$87,454	$108,220
Accounts receivable—net	128,796	102,108
Inventories	87,114	87,552
Prepaid expenses and other current assets	16,059	14,655
Receivables from related parties	5,108	56

Total current assets	324,531	312,591

Property and equipment, net	10,287	4,818
Long-term assets
Intangible assets	14,239	14,239
Goodwill	13,003	13,003

Total intangible assets	27,242	27,242

Other assets	68	68

Total assets	$362,128	$344,719

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$35,716	$22,729
Accrued excise taxes	5,636	7,187
Accrued expenses	34,192	36,102
Accrued distribution to member	32,500	19,000
Payables to related parties	22,047	31,445

Total current liabilities	130,091	116,463

Long-term liabilities
Long-term incentive plan	4,490	4,410
Other liabilities	101	73

Total long-term liabilities	4,591	4,483

Members’ equity	227,446	223,773

Total liabilities and members’ equity	$362,128	$344,719

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC

Statements of Income

For the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands)

	2011	2010	2009
Sales	$2,678,135	$2,533,631	$2,464,510
Less: Excise taxes	(207,784)	(197,705)	(191,134)

Net sales	2,470,351	2,335,926	2,273,376
Cost of product sold	1,746,522	1,664,191	1,607,190

Gross profit	723,829	671,735	666,186
Operating expenses
Selling, general and administrative	289,160	237,454	219,631

Operating income	434,669	434,281	446,555
Interest income	72	73	248

Net income	$434,741	$434,354	$446,803

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC

Statements of Changes in Members’ Equity

For the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands)

	Member Contributions	Accumulated Earnings/(Deficit)	Total
Balance, December 31, 2008	$221,656	$50,407	$272,063
Net income	—	446,803	446,803
Distributions paid to members	—	(496,372)	(496,372)
Distributions payable to member	—	(25,000)	(25,000)

Balance, December 31, 2009	221,656	(24,162)	197,494

Net income	—	434,354	434,354
Distributions paid to members	—	(389,075)	(389,075)
Distributions payable to member	—	(19,000)	(19,000)

Balance, December 31, 2010	221,656	2,117	223,773

Net income	—	434,741	434,741
Distributions paid to members	—	(398,568)	(398,568)
Distributions payable to member	—	(32,500)	(32,500)

Balance, December 31, 2011	$221,656	$5,790	$227,446

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC

Statements of Cash Flows

For the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities
Net income	$434,741	$434,354	$446,803
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,079	1,803	1,353
Loss on disposal of long-lived assets	9	15	—
Changes in operating assets and liabilities
(Increase) decrease in -
Accounts receivable, including receivables from related parties	(31,740)	6,555	(1,291)
Inventories	438	7,143	37,075
Prepaid expenses and other assets	(1,404)	1,441	9,014
Increase (decrease) in -
Accounts payable, including payables to related parties	3,589	11,265	6,958
Accrued excise taxes	(1,551)	1,745	(3,821)
Accrued expenses and other liabilities	(1,802)	7,188	11,091

Net cash provided by operating activities	404,359	471,509	507,182

Cash flows from investing activities
Purchases of property and equipment	(7,557)	(1,409)	(1,232)

Net cash used in investing activities	(7,557)	(1,409)	(1,232)

Cash flows from financing activities
Distributions paid to members	(417,568)	(414,075)	(496,372)

Net cash used in financing activities	(417,568)	(414,075)	(496,372)

Net (decrease) increase in cash and cash equivalents	(20,766)	56,025	9,578
Cash and cash equivalents
Beginning of year	108,220	52,195	42,617

End of year	$87,454	$108,220	$52,195

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

1.	Description of the Business and Summary of Significant Accounting Policies

Description of the Business

Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Constellation Beers Ltd. (previously known as Barton Beers, Ltd.) (“Constellation Beers”), an indirect wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”), created on January 2, 2007. The Company imports, markets and sells an imported beer portfolio across the entire U.S., the District of Columbia and Guam. The Company’s portfolio includes Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, Victoria, and St. Pauli Girl and Tsingtao beer brands. Hereafter, Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, and Victoria are collectively referred to as the “Modelo Brands.”

On January 2, 2007, pursuant to a contribution agreement among Constellation Beers, Diblo and the Company, Constellation Beers contributed to the Company substantially all of Constellation Beers’ assets relating to importing, marketing and selling certain Modelo Brands and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Constellation Beers Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V., joined Constellation Beers as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Constellation Beers Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair value.

Accounts Receivable

The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts. The allowance for doubtful accounts at December 31, 2011 and 2010 was $0.

Inventories

Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods inventory. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method. Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to software developed for internal use are capitalized and amortized over their estimated useful life.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on disposals of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable life in years
Leasehold improvements	10 to 15
Machinery and equipment	3 to 10
Software	3 to 7

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for U.S. federal and substantially all state income tax liabilities arising out of the operations.

Revenue Recognition

Sales are recognized when title passes to the customer, which is generally when the product is delivered.

In accordance with the guidance provided in The FASB Accounting Standards Codification (“ASC”) surrounding Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2011 and 2010 were $11,360 and $13,502, respectively. Promotional allowances for the years ended December 31, 2011, 2010, and 2009 were $120,216, $121,611, and $117,826, respectively.

In accordance with ASC guidance regarding How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, excise taxes associated with transporting the products into the United States are recorded as a reduction to sales. In accordance with ASC guidance surrounding Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II (as defined below), with sales being recorded on a gross basis.

Cost of Product Sold

The types of costs included in cost of product sold are principally cost of finished goods, packaging, and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

Selling, General and Administrative Expenses

The types of costs included in selling, general and administrative expenses consist predominantly of advertising, marketing, and employee compensation and related benefits costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. The Company received marketing contributions from GModelo and affiliates during the years ended December 31, 2010 and 2009. Prepaid advertising costs at December 31, 2011 and 2010 were $5,388 and $5,829, respectively. Advertising expense for the years ended December 31, 2011, 2010, and 2009 was $196,143, $139,826, and $137,018, respectively.

In accordance with the guidance provided in the ASC surrounding Customer’s Characterization of Certain Consideration Received from a Vendor, cash consideration received by the Company from its vendors is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, is characterized as a reduction of cost of product sold when recognized in the income statement, unless 1) it is a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the income statement or 2) it is a reimbursement of costs incurred by the Company to sell the vendor’s products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the income statement.

On October 13, 2010, a decision was reached in binding arbitration in the case of Capital Beverage v. Crown Imports LLC. The arbitration panel found in favor of Capital Beverage, and awarded $9,032, plus Capital Beverage’s costs of $75, to be paid to Capital Beverage by the Company. The Company recorded and paid the award plus costs in 2010. Total expenses were included in selling, general and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

For the current reporting period, subsequent events were evaluated through February 20, 2012, which represents the date the financial statements were available to be issued.

2.	Property and Equipment

A summary of property and equipment as of December 31, 2011 and 2010 is as follows:

	2011	2010
Leasehold improvements	$4,286	$1,014
Machinery and equipment	5,072	3,744
Software	7,830	4,895

	17,188	9,653
Less—accumulated depreciation and amortization	6,901	4,835

Net property and equipment	$10,287	$4,818

Depreciation and amortization expense for the years ended December 31, 2011, 2010, and 2009 was $2,079, $1,803, and $1,353, respectively.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

3.	Intangible Assets

The carrying value of intangible assets, including goodwill, at December 31, 2011 and 2010, was $27,242. Intangible assets represent distribution rights that are not amortized because they have an indefinite useful life. The Company reviews its intangible assets and goodwill annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments existed as of December 31, 2011 and 2010.

4.	Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to Internal Revenue Service (“IRS”) limitations, with matching employer contributions as a percentage of eligible earnings.

Profit Sharing Plan

The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.

Supplementary Employee Benefit Plan (“SERP”)

The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employees leave the Company.

Short-Term Incentive Plans

The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.

Long-Term Incentive Plan

The Company maintains a long-term incentive plan (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

The total expenses under these plans for the years ended December 31, 2011, 2010, and 2009 are as follows:

	2011	2010	2009
401(k) plan	$748	$441	$1,118
Profit sharing plan	2,236	2,239	1,552
SERP	27	26	27
STIP	9,721	7,279	4,742
LTIP	3,087	4,387	3,257

Total	$15,819	$14,372	$10,696

The total amount accrued related to employee benefit plans as of December 31, 2011 and 2010 was $19,433 and $16,790, respectively.

5.	Related Party Transactions

The Company and Extrade II S.A. de C.V. (“Extrade II”), an affiliate of GModelo, entered into an Importer Agreement (the “Importer Agreement”) effective as of the Company’s inception pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell certain Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Modelo Brands represented approximately 98% of the Company’s sales for the years ended December 31, 2011, 2010, and 2009. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of GModelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. Certain inventory purchases are made through Extrade I S.A. de C.V., (“Extrade I”), also an affiliate of GModelo. Total purchases from Extrade I and Extrade II under the Importer Agreement totaled $1,204,716, $1,117,639, and $1,067,160 for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011 and 2010, payables to related parties for inventory purchases included $5,574 and $12,493, respectively, due to Extrade II.

The Importer Agreement also allows the Company to recover certain costs. Payments made to the Company under the Importer Agreement for the years ended December 31, 2011, 2010, and 2009, amounted to $0, $0, and $3,617, respectively, with $0 outstanding at December 31, 2011 and 2010.

The Company makes royalty payments, which are included in cost of product sold, to Marcas Modelo for the use of the Modelo Brands brand names. Payments from the Company under the Sub-license Agreement for the years ended December 31, 2011, 2010, and 2009, amounted to $160,775, $149,399, and $143,122, respectively, with $801 and $1,871 due to this related party at December 31, 2011 and 2010, respectively.

Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative (“Initiative”) for certain Modelo Brands sold in the Company’s territory. Based on this Initiative, the Company agrees to share revenue with Extrade II based on market price adjustments as established within the Importer Agreement, subject to recovery by the Company of certain costs that offset revenue sharing amounts. The amounts estimated by the Company under this Initiative are subject to periodic review by the joint venture members and adjustments, if any, are accounted

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

for on a prospective basis. The Company has estimated revenue sharing, net of certain cost recoveries, earned by Extrade II amounted to $22,318, $23,622, and $24,781 for the years ended December 31, 2011, 2010, and 2009, respectively. The Company had a net payable to Extrade II of $5,159 and $7,541 as of December 31, 2011 and 2010, respectively.

Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A. de C.V. (“Marketing Modelo”), an affiliate of GModelo, for advertising. The Company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties for the years ended December 31, 2011, 2010, and 2009 for marketing and promotions amounted to $2,722, $2,224, and $1,877, respectively, with $799 and $7 due to this related party at December 31, 2011 and 2010, respectively.

Constellation Beers charged the Company $19,771, $19,010, and $18,279 for shared services provided to the Company for the years ended December 31, 2011, 2010, and 2009, respectively. Services provided include information technology, licensing, financial accounting, tax, administrative, legal and human resources. The current service agreement expired at the end of 2011. In 2012 and 2013, the services provided will only include information technology. The fee is charged monthly, with future annual commitments as follows:

Years ending December 31
2012	$6,700
2013	6,800

Total future commitments	$13,500

6.	Leases

The Company’s leasing operations consist principally of the leasing of office space and motor vehicles.

In December 2011, the Company was assigned the office space lease of its Chicago headquarters from Constellation, effective January 1, 2012. The terms of the lease provide that the Company pay base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. The lease expires on June 30, 2021.

Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2011:

Years ending December 31
2012	$5,032
2013	2,561
2014	2,574
2015	2,588
2016	2,606
Thereafter	9,137

Total minimum payments	$24,498

Total rental expense was $3,281, $3,089, and $3,585 for the years ended December 31, 2011, 2010, and 2009, respectively.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

7.	Commitments and Contingencies

Line of Credit

The Company maintains an uncommitted line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. The line of credit matured on December 31, 2011. Borrowings under the line of credit bear an interest rate determined two business days before the first day of such interest period based on the rate per annum at which U.S. Dollar deposits are offered to prime banks in the London interbank market plus a margin of 200 basis points. As of January 2, 2012, the line of credit was renewed by management with a maturity date of December 31, 2012 under comparable terms, except that the margin was increased to 270 basis points from 200 basis points. As of December 31, 2011 and 2010, there were no outstanding balances on the line of credit.

Warehouse Commitments

The Company enters into warehousing agreements, where rentals are based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. For the years ended December 31, 2011, 2010, and 2009, the Company met all minimum requirements. The annual amount of such required payments at December 31, 2011 is as follows:

Years ending December 31
2012	$5,939
2013	3,854
2014	3,854
2015	881
2016	881

Total minimum payments	$15,409

Contingencies

The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Distribution Agreements

The Company distributes Tsingtao and St. Pauli Girl beer pursuant to exclusive distribution agreements with the suppliers of these products. The Company’s agreements with Tsingtao and St. Pauli Girl expired on December 31, 2011. The Company’s agreement with Tsingtao was extended to December 31, 2014. The Company’s agreement with St. Pauli Girl was extended to December 31, 2012. Prior to the expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2011, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and the Company does not believe that these agreements will be terminated.

Crown Imports LLC

Notes to Financial Statements

As of December 31, 2011 and for the Years Ended December 31, 2011, 2010, and 2009

(Dollars in thousands, unless otherwise noted)

8.	Members’ Equity

The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.

The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2011 and 2010, the Company had 100 Common Units, with each of GModelo and Constellation Beers owning 50 units, in exchange for the contributions made to the Company at inception.

As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Constellation Beers has the right (but not the obligation) to sell its membership interest to GModelo; (ii) a proposed change in control of Constellation Beers, GModelo has the right (but not the obligation) to purchase Constellation Beers’ membership interest; and (iii) at the conclusion of each ten year period of the joint venture, GModelo has the right (but not the obligation) to purchase Constellation Beers’ membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.